Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 4, 2017

Relating to Preliminary Prospectus dated April 21, 2017

Registration Statement No. 333-216625

DEXTERA SURGICAL REPORTS FISCAL 2017 THIRD QUARTER FINANCIAL RESULTS

-- Updates Fiscal 2017 Fourth Quarter Guidance --

REDWOOD CITY, Calif. – May 4, 2017 – Dextera Surgical Inc. (Nasdaq: DXTR), a company developing and commercializing the MicroCutter 5/80™ stapler based on its proprietary ‘‘staple-on-a-strip’’ technology intended for use by thoracic, pediatric, colorectal and general surgeons, today announced financial results for its fiscal third quarter and nine months ended March 31, 2017. Management will hold a conference call at 4:30 p.m. Eastern Time to discuss financial results and provide an update on the company’s business.

“Product sales for the third quarter were approximately $1 million, favorably impacted by the initiation of sales in Spain as well as an uptick in our cardiac products,” said Julian Nikolchev, president and CEO of Dextera Surgical Inc. “Looking ahead, we see increasing demand for the MicroCutter in both Europe and the United States.”

Recent Highlights and Accomplishments:

•	Dextera Surgical and B. Braun Surgical S.A. held a video-assisted thoracic surgery (VATS) symposium for leading thoracic surgeons in Spain detailing the use and benefits of the MicroCutter 5/80 with complementary VATS instrumentation from B. Braun Surgical S.A. Forty-eight surgeons from 24 institutions performing VATS in Spain attended the symposium, which included a lecture from Shanda Blackmon, M.D., M.P.H, of the Mayo Clinic, William Walker, F.R.C.S., of the Royal Infirmary of Edinburgh and Raul Embun, M.D., Ph.D., of the Universitario Miguel Servet presenting techniques for including the MicroCutter in VATS procedures.

•	Marco Nardini, M.D., from James Cook University Hospital in Middlesbrough, UK, presented the latest data on the results of 82 patients undergoing Microlobectomy. The data demonstrated that for Microlobectomy procedures, the median hospital stay is reduced by at least two days when compared to traditional open lobectomy procedures, with over 20 percent of patients going home the day after surgery.

For the 82 patients undergoing a Microlobectomy, the median length of hospital stay was three days, with 17 patients (20.7%) discharged the day after surgery and an additional 14 patients (17%) discharged two days after surgery. Data were presented at the Scandinavian Society for Research in Cardiothoracic Surgery 2017 held in Geilo, Norway.

•	Continued the co-development program with Intuitive Surgical to develop a surgical stapler and cartridge for use with Intuitive’s da Vinci® Surgical System.

•	Enrolled additional patients and added new sites for the MicroCutter-Assisted Thoracic Surgery Hemostasis (MATCH) post-market surveillance registry to evaluate the hemostasis and ease-of-use for the MicroCutter 5/80. This is a prospective, open-label, multi-center registry. Dextera Surgical expects to enroll up to 120 patients requiring surgical stapling during a lobectomy or segmentectomy at leading centers in the U.S. and Europe.

Fiscal 2017 Third Quarter and Nine Months Ended March 31, 2017, Financial Results

Total product sales were approximately $1.0 million for the fiscal 2017 third quarter compared with $0.5 million for the same quarter of fiscal 2016. MicroCutter sales were approximately $516,000 in the fiscal 2017 third quarter compared to $19,000 in the comparable quarter last year and $284,000 in the second quarter of this fiscal year, demonstrating positive uptake and in line with the forecast in Dextera’s corporate update press release on January 5, 2017. Total revenue was approximately $1.1 million for the fiscal 2017 third quarter compared with approximately $1.9 million for the fiscal 2016 third quarter. Total revenue for the third quarter of fiscal 2016 included approximately $1.4 million in license revenue from the extension of Dextera Surgical’s agreement with Intuitive Surgical.

Total operating costs and expenses for the fiscal 2017 third quarter were $5.5 million, compared with $4.8 million for the same period of fiscal 2016. Cost of product sales was approximately $1.3 million compared with $0.9 million for the same period of fiscal 2016. Research and development expenses were $2.0 million for the fiscal 2017 third quarter, compared with $1.6 million for the fiscal 2016 third quarter. Selling, general and administrative expenses were $2.1 million for the fiscal 2017 third quarter, compared with $2.3 million for the fiscal 2016 third quarter.

The net loss for the fiscal 2017 third quarter was approximately $4.5 million, or $0.50 per share, compared with a net loss of approximately $3.0 million, or $0.34 per share, for the fiscal 2016 third quarter.

Cash, cash equivalents and investments, as of March 31, 2017, were approximately $2.5 million, compared with approximately $5.8 million at December 31, 2016. As of March 31, 2017, there were approximately 8.9 million shares of common stock outstanding and 191,474 shares of Series A convertible preferred stock outstanding.

Updated Financial Guidance

For the fourth quarter of fiscal 2017 ending June 30, 2017, Dextera expects to report MicroCutter product sales of $600,000 to $700,000, as opposed to previous guidance of $700,000 to $800,000. The revised guidance is due to a backorder on the blue reload cartridge. Total MicroCutter product sales for fiscal 2017 are expected to be $1.4 million to $1.5 million

Milestones

Management’s key objectives in the near term:

•	Secure the capital resources necessary to maximize the opportunity the company has in its markets;
•	Execute a strategic partnership by the end of the first quarter of the next fiscal year;
•	Optimize supply chain and establish production capacity of 120 MicroCutters per week by the end of the fiscal year;
•	Complete enrollment of patients in the MATCH Registry Trial before the end of the third quarter of calendar 2017;
•	Expand MicroCutter indication to include liver in the U.S. by the end of calendar year 2017;
•	Demonstrate success in Spain with the B. Braun collaboration throughout calendar 2017; and
•	Continue advancement of co-development project with Intuitive Surgical to develop new robotic stapler based on MicroCutter technology.

Conference Call Details

To access the live conference call on May 4, 2017, at 4:30 p.m. Eastern Time via phone, please dial 844-419-1785 from the United States and Canada or 216-562-0472. The conference ID is 13014350. Please dial in approximately 10 minutes prior to the start of the call. A telephone replay will be available beginning approximately four hours after the call through May 11, 2017, and may be accessed by dialing 855-859-2056 from the United States and Canada or 404-537-3406 internationally. The replay passcode is 13014350.

To access the live and subsequently archived webcast of the conference call, go to the Investor Relations section of the company’s website at ir.dexterasurgical.com. Please connect to the website at least 15 minutes prior to the presentation to allow for any necessary software downloads.

The webcast is also being distributed through the Thomson StreetEvents Network. Institutional investors can access the call via Thomson StreetEvents at www.streetevents.com, a password-protected event management site.

About Dextera Surgical

Dextera Surgical (Nasdaq:DXTR) designs and manufactures proprietary stapling devices for minimally invasive surgical procedures.

Dextera Surgical also markets automated anastomosis devices for coronary artery bypass graft (CABG) surgery on the market today: the C-Port® Distal Anastomosis Systems and PAS-Port® Proximal Anastomosis System. These products are sold by Dextera Surgical under the Cardica brand name.

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Forward-Looking Statements

The statements in this press release regarding Dextera Surgical’s expected sales for the fourth quarter of fiscal 2017, and the anticipated completion of the Company’s current public offering are "forward-looking statements." There are a number of important factors that could cause Dextera Surgical’s results to differ materially from those indicated by these forward-looking statements, including the risks detailed from time to time in Dextera Surgical’s reports filed with the U.S. Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, under the caption “Risk Factors.” Dextera Surgical expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein. You are encouraged to read Dextera Surgical’s reports filed with the U.S. Securities and Exchange Commission, available at www.sec.gov.

Dextera Surgical has filed a registration statement (including a preliminary prospectus dated April 21, 2017) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and the other documents Dextera Surgical has filed with the SEC for more complete information about it and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Dextera Surgical, the underwriter or any dealer participating in the offering will arrange to send you copies if you request them by contacting Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, New York 10172 or by e-mail at prospectus@ladenburg.com.

Contact:

Bob Newell

Vice President, Finance and Chief Financial Officer

(650) 331-7133

investors@dexterasurgical.com

Dextera Surgical Inc.

Consolidated Statements of Operations

(amounts in thousands except per share amounts)

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
	(unaudited)		(unaudited)
Revenue
Product sales, net	$977	$458	$2,099	$1,878
License and development revenue	112	1,412	220	1,412
Royalty revenue	19	16	54	51
Total	1,108	1,886	2,373	3,341

Operating costs and expenses
Cost of product sales	1,309	911	2,764	2,823
Research and development	2,011	1,567	5,179	4,813
Selling, general and administrative	2,131	2,324	6,110	7,142
Total operating costs and expenses	5,451	4,802	14,053	14,778

Loss from operations	(4,343)	(2,916)	(11,680)	(11,437)
Interest and other income	(2)	14	12	49
Interest expense	(137)	(125)	(407)	(368)
Net loss	$(4,482)	$(3,027)	$(12,075)	$(11,756)

Basic and diluted net loss per share	$(0.50)	$(0.34)	$(1.35)	$(1.32)

Shares used in computing basic and diluted net loss per share	8,928	8,916	8,928	8,905

Consolidated Balance Sheets

(amounts in thousands)

	March 31,	June 30,
	2017	2016
Assets	(unaudited)
Cash, cash equivalents and investments	$2,489	$12,716
Accounts receivable	682	313
Inventories	1,490	1,063
Other assets	1,132	1,600
Total assets	$5,793	$15,692

Liabilities and stockholders' equity (deficit)
Accounts payable and other liabilities	$3,305	$2,218
Deferred revenue	2,959	3,068
Long term debt	3,381	3,124
Total stockholders' equity (deficit)	(3,852)	7,282
Total liabilities and stockholders' equity (deficit)	$5,793	$15,692